Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

October 24, 2022

Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of Caesarstone Ltd. (the “Company”), to be held on November 23, 2022, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s notice of the Meeting, as published on October 11, 2022, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 19, 2022, are entitled to notice of, and to vote at, the Meeting and any adjournments or postponement thereof. The Company’s board of directors unanimously recommends a vote “FOR” each matter set forth in the notice.

  Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Ariel Halperin Chairman of the Board of Directors

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel

Tel: +972-4-610-9217

PROXY STATEMENT
_________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 23, 2022

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, October 11, 2022 – Caesarstone Ltd. (Nasdaq: CSTE) (“Caesarstone” or the “Company”), a leading developer and manufacturer of high-quality surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on November 23, 2022, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)          to re-elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)          to approve a grant of (i) 6,000 restricted shares units, each representing a right to receive one ordinary share of the Company (the “RSUs”), and (ii) 45,000 options to purchase ordinary shares of the Company (the “Options”) to Mr. Yuval Dagim, the Company’s Chief Executive Officer. (“Mr. Dagim”);

(3)          to update the bonus formula of Mr. Dagim as of 2023;

(4)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023 and to authorize the Company’s board of directors upon recommendation of the audit committee of the Company or the Audit Committee if so authorized by the Board of Directors, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year;

The board of directors unanimously recommends that shareholders vote in favor of each of the foregoing proposals, which will be described in a proxy statement related to the Meeting.

The board of directors of the Company appointed Dr. Ariel Halperin as the chairman of the board of directors effective immediately following the conclusion of the Meeting, or any adjourned meeting, subject to his election as a director at the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s audited financial statements for the year ended December 31, 2021.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than October 18, 2022. To the extent that there are any additional agenda items that the board of directors of the Company determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than October 25, 2022.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposals Nos. 2 & 3 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not Controlling Shareholder of the Company or do not have a Personal Interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposals Nos. 2 & 3 the Companies Law allows the board of directors of a company to approve such proposals even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For the purposes of Proposals Nos. 2 & 3, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “Personal Interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not indicate a response YES for confirm that you are NOT a controlling shareholder of the Company and do NOT have a personal interest in Proposal Nos. 2 & 3, your shares will be counted as Controlling Shareholder in the Company or as those having a Personal Interest in the applicable Proposal.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 19, 2022 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted on at the Meeting, along with a proxy card enabling the shareholders to indicate their vote on each matter, will be mailed on or about October 31, 2022 to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to the Company’s transfer agent, American Stock Transfer & Trust Company of New York, New York, no later 11:59 p.m. EST on November 22, 2022, or to our officers no later than 1:00 p.m. (Israel time) on November 23, 2022. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com, no later than November 13, 2022. Any position statement received by the Company will be furnished to the SEC on Form 6-K and will be publicly available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
October 24, 2022

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-610-9217

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on November 23, 2022, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you held ordinary shares as of the close of business on October 19, 2022, the record date for the Meeting (the “Record Date”).

Proxy

Nahum Trost and Ron Mosberg, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted on at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 22, 2022, or to our officers no later than 1:00 p.m. (Israel time) on November 23, 2022. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you are a shareholder of record as of the Record Date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to any proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals, other than Proposal Nos. 2 & 3.  If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the re-appointment of our independent auditors firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com, no later than 1:00 p.m. (Israel time) on November 23, 2022, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, no later than 11:59 p.m. EST on November 22, 2022, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 35,605,574 issued Shares and 34,502,478 (excluding 1,103,096 dormant Shares held in treasury) entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association (the “Articles”), the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner, as described above. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal Nos. 2 & 3 are subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not Controlling Shareholders of the Company or do not have a Personal Interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 2 & 3, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For the purposes of Proposal Nos. 2 & 3:

A “Controlling Shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “Personal Interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not indicate a response YES for confirm that you are NOT a controlling shareholder of the Company and do NOT have a personal interest in Proposal Nos. 2 & 3, your shares will counted as Controlling Shareholder in the Company or as those having a Personal Interest in the applicable Proposal.

The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter, as applicable. If you do not mark this box, your vote will counted as  “controlling shareholder”  in the Company and/or have a Personal Interest in the applicable Proposal and will not be counted.   Other than Kibbutz Sdot-Yam and Tene (as defined below), we are not aware of controlling shareholders under the Companies Law in Caesarstone.

The Board unanimously recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Kibbutz Sdot-Yam, together with Tene (as defined below) are deemed the Company’s controlling shareholders as defined in the Companies Law and beneficially own together approximately 40.7% of the Company’s outstanding ordinary shares as of the Record Date. For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

•
Shareholders of Record. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the ‘Investor Relations’ portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal Nos. 1 and 3, your shares will be voted in accordance with the recommendations of the Board. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting.

•
Shareholders Holding in “Street Name”.  If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

You may also vote in person at the Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 22, 2022, or to our officers no later than 1:00 p.m. (Israel time) on November 23, 2022, Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the ‘Investor Relations’ section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2021, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 15, 2022, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns more than 5.0% of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 19, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,502,478 ordinary shares (excluding 1,103,096 dormant Shares held in treasury) outstanding as of October 19, 2022.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.7%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.7%
The Phoenix Holdings Ltd. (4)	2,287,901	6.6%

Global Alpha Capital Management Ltd.(5)	2,209,741	6.4%
All current directors, executive officers as a group (23 persons) (6)	14,554,675	42.2%

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed on October 28, 2019 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Shai Bober and Tom Pardo Izhaki, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources, and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of the date of this Proxy Statement, 23 of Caesarstone’s employees (less than 1% of its total workforce), are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on October 28, 2020 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive power over 5,589,494, consisting of (i) 3,589,494 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors. Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016 and further amended on February 20, 2018. Pursuant to the Shareholders’ Agreement:

●
The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Mifalei Sdot-Yam will determine the manner in which both parties will vote if no agreement is reached.

●
The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam’s holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam’s holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam’s holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the seven-year term of the Shareholders’ Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

●
The parties agreed to use their best efforts to cause that at least four directors be elected to our board (one identified by Mifalei Sdot-Yam, two identified by Tene and another identified by Mifalei Sdot-Yam with Tene’s consent), provided that the parties will not propose a resolution at a general meeting of our shareholders that will contradict a recommendation of our board on elections.

●	The parties granted each other certain tag-along rights with respect to their dispositions of ordinary shares.

(4) Based on Schedule 13G/A filed with the SEC on February 7, 2022 by the Phoenix Holdings Ltd., as of December 31, 2021, the Phoenix Holdings Ltd. held shared voting and dispositive power over 2,287,901 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G/A filed with the SEC on February 10, 2022 by Global Alpha Capital Management Ltd., as of December 31, 2021, Global Alpha Capital Management Ltd held sole voting power over 2,066,599 ordinary shares, and sole dispositive power over 2,209,741 ordinary shares. The address of the Global Alpha Capital Management Ltd. is 1800 McGill College, Suite 1300, Montreal, Quebec, H3A 3J6, Canada.

 (6) Includes 14,029,494 ordinary shares beneficially owned by Tene. As further described above in footnote (2), each of Dr. Halperin, Tene III, Tene III Projects may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

As of the Record Date, our directors and executive officers held, in the aggregate, 1,022,566 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 527,938 ordinary shares. The options have a weighted average exercise price of $16.11 per share and have expiration dates until 2029. As of the Record Date, 2,051,005 ordinary shares remained reserved for future grants under our 2020 Incentive Compensation Plan.

CORPORATE GOVERNANCE

Under our Articles, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are 9 (nine) directors serving on the Board. If Proposal No. 1 is approved at the Meeting, following the Meeting there will be 9 directors serving on the Board.

Our nominating committee is currently composed of Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Ronald Kaplan, each of whom has been determined by the Board to be independent under the corporate governance standards of Nasdaq.

At the Meeting, the shareholders will be asked to re-elect seven directors that were nominated by the nominating committee and by our Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of 9 members, five of whom will be independent under the Nasdaq rules. Specifically, our Board has determined that Messrs. Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Nurit Benjamini and Lily Ayalon meet the independence standards under the Nasdaq rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence requirements of the Companies Law and will serve as an independent director under the Companies Law.

  Each of the director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Ofer Tsimchi, for serving as an independent director under the Companies Law). Such certifications will be available for inspection at the Meeting.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon has “accounting and financial expertise”. Our Board has further determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq rules. Each member of the audit committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s audit committee (the “Audit Committee”) met 8 times since last year’s annual general meeting (excluding written resolutions). The Company’s compensation committee (the “Compensation Committee”) met 5 times since last year’s annual general meeting. The nominating committee met 1 time since last year’s annual general meeting. Our Board met 11 times since last year’s annual general meeting. Each of our directors nominated for re-election have attended more than 80% of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (not including Dr. Ariel Halprin, Mr. Dori Brown, Mr. Roger Abravanel and Mr. Ronald Kaplan), is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee will not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

Further, as approved at our 2016 annual general meeting of shareholders and effective as of such date, Mr. Roger Abravanel is entitled to an annual fee of US$100,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. In addition, Mr. Ronald Kaplan is entitled to an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication will be reduced by 50% and for meetings by written consent will be reduced to 25%.

As approved at our 2021 annual general meeting of shareholders Tene Growth Capital 3 Funds Management Company Ltd. (“Tene Management”) provides the Company with certain management services which include the services of Dr. Ariel Halperin as executive chairman of the Board and of Mr Dori Brown as a Board member for an annual fee of NIS 870,000, payable in equal quarterly installments.

The Participation Compensation and the Annual Fee described above are inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference; provided, however, that with respect to independent directors residing outside of Israel (other than Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for traveling expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, we granted 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board) and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. As of this date the options are fully vested.

Further, at our 2020 annual general meeting of shareholders, we granted 3,750 options to purchase our ordinary shares to each of our directors, and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $11.51, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vested in three (3) equal annual installments, with the first installment vesting on September 17, 2021.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our compensation policy. In addition, the Company released its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles, and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification as described in ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022 and is available on the SEC website at www.sec.gov.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our Articles, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE

APPROVAL OF THE RE-ELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki.

Dr. Ariel Halperin (Born 1963) has been serving as our Chairman of the board of directors since December 2016, after previously serving as our director between December 2006 to May 2013. Dr. Halperin is the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and is the founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, Qnergy Inc., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd., Sharon-Laboratories Ltd., Traffilog Ltd. and Designated Holdings Ltd. (Haifa Group Ltd). Dr. Halperin holds a B.A. in Mathematics and Economics and a Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (Born 1971) has been serving as our director since December 2016, after previously serving as our director between December 2006 to March 2012. Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and a managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Scodix Ltd., Telefire Fire and Gas Detectors Ltd., Teletron Ltd., Hamadia Doors Ltd. and Optimax Investments Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (Born 1946) has been serving as our director since December 2016. During 2006, Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), of The Phoenix Holdings Ltd. and of Genenta Science. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Ronald Kaplan (Born 1951) has been serving as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (Born 1959) has been serving as our director since December 2014. He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tsimchi has been a director of Redhill Biopharma (NASDAQ: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components. From 2002 until 2003, Mr. Tsimchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tsimchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Shai Bober (Born 1975) has served as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd. Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki (Born 1983) has served as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

   Attached as Appendix A are the declarations according to the Companies Law of of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki.

If this Proposal No. 1 is approved, following the re-election of each of the nominees, the compensation terms of the director nominees shall remain unchanged, as set forth in the section herein titled “Corporate Governance”.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the re-election of each of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

TO APPROVE A GRANT OF 6,000 RSUs, TOGETHER WITH 45,000 OPTIONS TO MR. YUVAL DAGIM,
THE COMPANY’S CHIEF EXECUTIVE OFFICER

Mr. Yuval Dagim is our Chief Executive Officer since August 2018. Under his services agreement, Mr. Dagim is entitled to a monthly compensation of NIS 205,000 (approximately $57,500; as of October 21, 2022), as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations. In addition, Mr. Dagim is eligible to receive an annual cash bonus (see further information on proposal three on the agenda below. In November 2018, Mr. Dagim received 300,000 Options and 40,000 RSUs (“Original Equity Grant”).

In November 2018, Mr. Dagim was granted additional 50,000 Options.

Our Compensation Committee and Board of Directors approved, on September 8, 2022 and September 21, 2022, respectively, and recommended that our shareholders approve, the grant of 6,000 RSUs (as this term defines herein) and 45,000 Options (as this term defines herein) to Mr. Dagim (the “Proposed Grant” or “Grant”).

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. As such, at the Meeting, shareholders will be asked to approve the Proposed Grant.

 As of October 24, 2022, we have 2,000,005 shares available for future grants under the 2020 Incentive Plan1 after giving effect to the Proposed Grant for which approval is being sought pursuant to this proposal. Following such award, we will have outstanding under our equity incentive plans 1,766,287 Options to purchase shares and RSUs, representing, on a fully diluted basis, approximately 4.9% of our share capital as of the record date (which, of course, fully comply with 2020 Incentive Plan).

The proposed equity grant compensation:

Mr. Dagim will be entitled to receive additional 6,000 RSUs, each representing a right to receive one ordinary share of the Company, and additional 45,000 options to purchase ordinary shares of the Company. The Grant date (the “Grant Date”) will be the date of approval of the Grant in accordance with applicable law. The exercise price of the Options will be the closing price of the Company’s ordinary shares as traded on NASDAQ at the close of the subsequent date of approval of the grant by the Board, i.e., $9.12 per share. The Grant will be granted in accordance with, and subject to, all terms and conditions of the Company’s 2020 Incentive Compensation Plan and the Company's customary option agreement (the “Option Agreement”), including, among other things, provisions for the adjustment of the exercise price of the Options in case of distribution of dividends, their acceleration in certain cases and exercise mechanisms. The Grant will be subject to vesting over a period of four (4) years, as follows: 25% of the Grant will vest upon the lapse of each 12 months following the Grant Date, provided, however, that upon the lapse of Mr. Dagim’s prior notice period, the amount of Options which is equal to 3,750 multiplied by a fraction, the numerator of which will be the period elapsed as of the last date a portion of the Options has vested and the denominator of which will be a twelve (12) months period, will be accelerated and automatically be vested. Mr. Dagim may be entitled to exercise the vested Options, subject to the Option Agreement and applicable law, until the earlier of (i) 120 days following the Adjustment Period (as defined below), or (ii) the expiration of the Options.

In accordance with the agreement, the Grant will fully accelerate and vest in the event of a Change of Control (as such term is defined in the Company’s 2020 Incentive Compensation Plan). In addition, in the event that within twelve (12) months following the date on which through an event or a transaction or a series of events or transactions, a person, other than Kibbutz Sdot Yam, beneficially owns more ordinary shares of the Company than the ordinary shares then beneficially owned by Tene Investment Funds, but in no event not less than 25% of the outstanding ordinary shares of the Company, the Company terminates Mr. Dagim’s engagement with the Company other than for Cause (as defined in the services agreement) or material non-performance, all outstanding Grant and other equity awards then held by Mr. Dagim shall become fully vested and exercisable.

The Options will be granted under the capital gain track of Section 102 of the Israeli Tax Ordinances of 1961.

1 The current 2020 Incentive Plan was filed as Exhibit 4.5 to our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022 and is available on the SEC website at www.sec.gov.

The estimated value of the Proposed Grant, based on an exercise price of 9.12 $ for Options, is approximately US$ 280 thousands (approximately US$70 per year, assuming a 4 year vesting term).

Together with 350,000 Options and 40,000 RSUs, granted to Mr. Dagim in the past, Mr. Dagim’s Proposed Grant equal approximately 1.2% of the Company’s outstanding and fully diluted share capital as of the date of this proxy statement.

The Proposed Grant to Mr. Dagim was approved by our compensation committee and Board, taking into account the Company’s compensation philosophy and the provisions of the Company’s Compensation Policy for executive officers and directors (“Compensation Policy”)2, which include, among other things, the commitment to ensure that CEO compensation is structured to create a link between pay and performance and to align the interests of the CEO with the interests of the Company and its shareholders, while taking into account the need to reduce incentives to take excessive risks, as well as relevant benchmarks, internal fairness and market trends. In approving the terms of the CEO’s Proposed Grant, the compensation committee and the Board considered the factors enumerated in our Compensation Policy and determined that the terms and conditions of the CEO’s compensation fully comply with the Company’s compensation policy currently in effect.

Our compensation committee and Board of Directors believe that it is in the best interest of our shareholders and the Company to approve the Proposed Grant to the Company’s CEO, appropriately linking his compensation to delivering long-term shareholder value through a combination of growth and profitability and closely aligning his compensation to industry practices. The Proposed Grant is intended to incentivize our CEO by closely aligning his personal economic interest with our Company’s performance and share price appreciation.

When discussing the Proposed Grant of options to Mr. Dagim, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Company’s compensation policy, including, Mr. Dagims’ performance, qualifications and position, responsibilities, background and experience of Mr. Dagim; (ii) that the Grant reflects a fair, reasonable and reflect the significant contribution of Mr. Dagim to the Company; and (iii) the Grant is to alignment between Mr. Dagims’ interests with the long-term interests of the Company and its shareholders, and to strengthen the retention and the motivation of Mr. Dagim in the long term. In addition, since equity-based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans. The fact that the Original Equity Grant shall be fully vested during 2022, the Compensation Committee and the Board approved the Proposed Grant in order to further align the CEO’s incentive, and strengthen his motivation with additional grant to vest over the next 4 years.

The Proposed Grant complies with the Company's Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the Proposed Equity Grant to Mr. Yuval Dagim, the Company’s Chief Executive Officer, as further described in this Proxy Statement, dated October 24, 2022.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

 The Board unanimously recommends that you vote “FOR” the proposed resolution.

2 The current Compensation Policy was filed as Exhibit 4.13 to our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022 and is available on the SEC website at www.sec.gov.

PROPOSAL THREE

APPROVAL OF THE BONUS FORMULA OF MR. DAGIM, THE COMPANY’S CHIEF EXECUTIVE
OFFICER

Background

As mentioned on proposal two on the agenda above, the current compensation package of Mr. Dagim, our Chief Executive Officer was approved (and amended) by our shareholders and includes, among other things, an annual cash bonus of up to $ 840,000 (which in no event, is to exceed 2.5% of the net profit of the Company for the same fiscal year), with up to 25% of Mr. Dagim’s bonus which may be paid at the Board’s discretion (the “Annual Cash Bonus”). The current formula to calculate the CEO’s Annual Cash Bonus was set by the Company’s Shareholders in its 2018 and 2020 Annual General Meetings3.

Our Compensation Committee discussed changes to the CEO Annual Cash Bonus in its meetings held on September 8, 2022, September 11, 2022, October 6, 2022 and October 11, 2022; Our board further discussed proposed changes in its meetings held on September 21, 2022 and October 11, 2022. The Compensation Committee and the Board considered its objectives for the Company and CEO and deemed it in the best interest of the company to adjust the CEO’s performance objectives by reducing the weight of the Revenue target and eliminate the net income target, increasing the weight of the adjusted EBITDA target and introducing a cash flow from operating activities target, without changing the maximum payable bonus amount.

Following the proposed amendments and effective for 2023 onwards, the CEO’s Annual Cash Bonus if approved by the shareholders at the Meeting, shall be as follows:

1.	The Annual Cash Bonus amount will be calculated as follows:
(i)	0.35%*R + 2.5%*E + 1%*OCF whereas:
•	R = year over year revenue growth (in dollar terms);
•	E = year over year Adjusted EBITDA growth (in dollar terms);
•
OCF= year over year cash flow generated from operating activities growth (in dollars terms); Incase of negative cash flow generated from operating activities in a certain Fiscal year, OCF will be calculated from as growth from zero to actual OCF figure.

(ii)	Adjusted EBITDA will be such figure as the Company will publish in its financial statements.
(iii)
In case of an inorganic growth through a completion by the Company of acquisition or a merger, R, E and OCF will be adjusted to exclude the impact of such merger or acquisition in the first twelve months following the closing of such merger of acquisition.

(iv)	Each of the components (R, E or OCF), can contribute to the annual bonus up to $420,000.
(v)
In the event of termination of engagement during a calendar year, other than for cause, Mr. Dagim will be entitled to an Annual Cash Bonus for such year pro-rated relative to the actual engagement period during the same year.

The Following terms of the Annual Cash Bonus shall remain unchanged:

2.	In any event, the maximum annual bonus amount will not exceed $840,000 or 2.5% of the net profit of the Company for the same fiscal year.
3.
Up to 25% of Annual Cash Bonus can be granted based on the evaluation of Mr. Dagim’s performance by the board of directors; provided, however, that such discretionary bonus will not be granted to the CEO in the event the Company does not have a positive EBITDA for the given fiscal year.

Pursuant to the Israeli Companies Law, any arrangement between a company and its chief executive officer as pertaining to his or her terms of engagement and compensation must be consistent with such company's compensation policy and must be approved by the Compensation Committee, the Board and a special majority vote of the shareholders, as described under “Quorum and Required Vote” above, in that order. Notwithstanding the foregoing, the proposed amendment will comply with our current Compensation Policy. in order to duly approve the amended Formula, specific considerations of the matter were specifically considered and approved by the Board and the Compensation Committee, as described below.

In connection with the Annual Cash Bonus provisions related to the CEO, the Board specifically considered the recent challenges the Company is facing (global economic situation, shipping, supply and manufacturing challenges, etc.) and the need to introduce and increase the contribution of cash flow generated from operating activities and of EBITDA, respectively. Should the General Meeting vote against amending the CEO’s Annual Cash Bonus Formula, the current Annual Cash Bonus formula as approved by the General meeting in the AGM 2018 and AGM 2020 shall remain in effect.

3 Annual General Meetings held on November 27, 2018 (“AGM 2018”) and on November 10, 2020 (“AGM 2020”); as described in our proxy statements filed on October 25, 2018 and October 8, 2020, respectively.

The proposed amendment was approved by our Compensation Committee and the Board, taking into consideration our compensation philosophy and the provisions of the Compensation Policy, which include, among other things, our commitment to ensuring that the CEO’s compensation is structured in a way that links payment and performance and to align the interests of the CEO with our interests and those of our shareholders. In approving the proposed amendment, the Board and the Compensation Committee considered, among other things, relevant benchmarks, and current focus of the Company. In addition, when resolving to approve the proposed compensation, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an updating of the annual bonus formula of Mr. Yuval Dagim, the Company’s Chief Executive Officer, as described in the proxy statement, dated October 24, 2022.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2022, and its service until the annual general meeting to be held in 2023, and to authorize the Board upon recommendation of the Audit Committee (or the Audit Committee if so authorized by the Board of Directors), to determine the compensation of the auditors in accordance with the volume and nature of their services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2021	2020
	(in thousands of U.S. dollars)
Audit fees(1)	$789	$619
Audit-related fees(2)	103	87
Tax fees(3)	128	119
All other fees(4)	72	528
Total	$1,092	$1,353

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2021 and 2020, and its internal control over financial reporting as of December 31, 2021 and 2020 certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) (the “Auditors”) as the independent auditors of the Company for the year ending December 31, 2022, and its services until the close of the Company’s next annual general meeting to be held in 2023, and that the board of directors of the Company (or the Audit Committee if so authorized by the Board of Directors) be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

 The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 15, 2022, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the ‘Investor Relations’ section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board

Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel October 24, 2022

Appendix A

Declarations

 Date: 05/09/2022

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned Ariel Halperin, Israeli I.D. No. 053277612, a resident of Israel whose address is Tagor 40 St., Tel Aviv, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.A. in Mathematics and Economics, from The Hebrew University, in the year 1983 and

PhD in Finance, from The Hebrew University, in the year 1988

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Ariel Halperin	0532277612	/s/ Ariel Halperin
Name	I.D./Passport	Signature

 Date: 05/09/2022

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Dori Brown, Israeli I.D. No. 028752285, a resident of Israel whose address is Babli 13 St., Tel Aviv, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

L.L.B (Law), from Bar-Ilan University, in the year 1999

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Dori Brown	028752285	/s/ Dori Brown
Name	I.D./Passport	Signature

 Date: 23/08/2022

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Roger Abravanel, I.D./Passport No. YB9262868, a resident of Switzerland whose address is Rue des Mélèzes 17, Crans Montana 3963, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an independent director (under the Nasdaq rules) of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.Sc. Chemical Eng., from university of Polytechnic, in the year 1968

MBA, from university of INSEAD, in the year 1972

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Roger Abravanel	YB9262868	/s/ Roger Abravanel
Name	I.D./Passport	Signature

 Date: 28/08/2022

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned Ronald W. Kaplan, I.D. No./Passport No. 667292709, a resident of Virginia whose address is 116 CORA LANE, 116 CORA LANE, STEPHENS CITY, VIRGINIA 22655, USA, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an independent director (under the Nasdaq rules) of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.A., from university of Alfred, in the year 1973

M.B.A, from university of Wharton - Pennsylvania, in the year 1974

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Ronald W. Kaplan	667292709	/s/ Ronald W. Kaplan
Name	I.D./Passport	Signature

 Date: 21/08/2022

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Independent Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned Ofer Tsimchi, I.D. No. 55980031, a resident of Israel whose address is Hashoftim 3 St., Hertzlya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an independent director (under Israeli and Nasdaq rules) of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A and 245A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.Sc. in Economics and Agriculture, from university Hebrew University, in the year 1990

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.	Choose one of the options:

☒ I, my relatives, employers, a direct or indirect supervisors or a corporation of which I am the controlling shareholder person, have no connection to the company, the company's controlling shareholder or to a controlling shareholder relative, at the time of the appointment, or to other corporation.

Also, I don’t have any connection at the time of the appointment to the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section 8:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time.

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Time of the appointment" – the day when the General Committee will appoint me as Independent Director.

"Substantial shareholder" - shareholders that holds 5% or more of such company’s issued shares or voting rights.

Or

☐
At the time of the appointment, I, my relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have connection to the Company, to the Company's controlling person or to the controlling person's relative or to the chairman of the board, the CEO, substantial shareholder or most senior office holder in the financial area at the time of the appointment, or two years before, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area.

Also, there were no negligible business or professional relationships that commenced on a date that would advance to the date of my appointment as an independent director and that do not constitute as a "Connection" referred to in the Companies Regulations (Matters that do not Constitute Connection), 5767-2006.

9.	I am not a Relative of an substantial shareholder in the company (if there is such at the company)

For the purpose of the declaration pursuant to this Section:

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

10.
None of my other occupations is expected to interfere with, or create a conflict of interests with, my proposed office as an Independent Director of the Company, and I do not have any other relationship (business, financial, professional, social or other) that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

11.	I do not serve as a director in another company in which any of the Company's directors serves as an independent director.

12.	I am neither (i) an employee of the Israel Securities Authority, nor (ii) an employee of the Tel-Aviv Stock Exchange Ltd.

13.
I have not accepted any consideration, directly or indirectly due to my tenure as an independent director of the company. For the purposes of this section the granting of an exemption, Indemnification commitments, indemnification or insurance shall not be regarded as consideration.

14.
I am not the chairman of the board of directors and I am not employed by the company or by a controlling shareholder or by a corporation controlled by a controlling shareholder. In addition, I do not provide services, on a regular basis to the company, its controlling shareholder or a corporation controlled by the said controlling shareholder, and most of my livelihood don’t depend on the controlling shareholder.

15.	I do not serve as a director in the Company for more nine consecutive years.

16.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s Chairman of the board immediately.

17.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

18.
I am aware that by law, the company, its controlling shareholder or a corporation under its control, will not be able to grant me, my spouse or children a benefit, directly or indirectly, including: (i) not appointing me, my spouse or my children, to serve as an officer in the company or a company controlled by controlling shareholder, (ii) will not employ me as an employee, nor will receive professional services from me in return, either directly or indirectly, including through a corporation under my control, unless two years have passed since my tenure as an independent director of the company, and in the case of a "relative" who is not between my spouse or children - a year from the end of my tenure.

19.
I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as an independent director of the Company.

20.
I am aware and agree that, subject to the approval of the General Meeting of the Company's Shareholders, I will be remunerated in accordance with the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, and will not be entitled to any additional remuneration from the Company for my tenure as an independent director.

21.	This is my name, this is my signature and the facts stated above are true.

Ofer Tsimchi	55980031	/s/ Ofer Tsimchi
Name	I.D./Passport	Signature

 Date: 04/09/2022

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Shai Bober, Israeli I.D. No. 032410649, a resident of Israel whose address is Kibbutz Sdot-Yam, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.Tech in Electricity and Electronic, from Afeka Academic College of Engineering, in the year 2004

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Shai Bober	032410649	/s/ Shai Bober
Name	I.D./Passport	Signature

 Date: 04/09/2022

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Tom Pardo Izhaki, Israeli I.D. No. 032666059, a resident of Israel whose address is Kibbutz Sdot-Yam, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.A. in Economics and Accounting, from Haifa University, in the year 2009;   and

M.A. in Accounting, from Bar-Ilan University, in the year 2012

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Tom Pardo Izhaki	032666059	/s/ Tom Pardo Izhaki
Name	I.D./Passport	Signature

Annex A

Articles 224A, 225-227A of the Companies Law, 5759-1999

Qualification to Appoint	224A.
A party not having the qualifications required and the ability to devote the appropriate time in order to perform duties of a director company having regard, inter alia, to the special needs and size of the company, will not be appointed as a director in a public company or in a private company which is a bond company nor shall he serve in such a company as a director.

Duty of Disclosure	225.(a)
A person who is a candidate to hold office as a director shall disclose to the person appointing him:

(1) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a) and not yet passed the period in which he should not serve as a director under section 226;

(2) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a1) and not yet passed the period set by the court under that subsection;

(3) whether the Administrative Enforcement Committee imposed on him enforcement measure which prohibits him to serve as a director in any public company, and not yet passed the period set by the Administrative Enforcement Committee.

(b)
In this section:
“enforcement measure” – as stated in section 52NF to the Securities Law which imposed under chapter H4 to the Securities Law, under chapter G2 to the Investment Advice and Investment Portfolio Management Law, or under chapter J1 to the Joint Investment Trust Law, as applicable;
“Administrative Enforcement Committee” -  the committee appointed under section 52LB(a) to the Securities Law;
“Conclusive judgment” – judgment of court of first instance.

Restriction on Appointment Due to Conviction	226. (a)
A person convicted by a conclusive judgment regarding one of the following offenses shall not hold office as a Director in a public company unless five years have passed since the date on which the judgment by which he was convicted was given:

1) Offenses under sections 290 to 297, 392, 415, 418 to   420 and 422 to 428 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

2) A conviction by a court outside Israel for offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

3) (deleted)

(a1)
 A person convicted by a conclusive judgment, in offense that not mentioned in subsection (a), if the court determined that due to its nature, severity or circumstances he is not fit to serve as a director of public company for period that the court determined which shall not exceed five years from the judgment.

(b)
(The court may determine, at the date of the conviction or thereafter, on the application of a person interested in being appointed as a director, that despite his conviction of offenses as laid down in subsections (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or the period in which he is precluded from holding office as director of public company will be shorter than five years.

	(c)	The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d)
The court, or court of appeal – if one submitted, may order a stay of execution regarding the limitations of the appointment or termination of office under this section at the date and in terms it deems fit.

Restriction on Appointment Due to Administrative Enforcement Committee Decision	226A.
Administrative Enforcement Committee has imposed on person enforcement measure that precluded him from holding office as director of a public company, that person shall not be appointed as a director of a company in which he is prohibited to serve as a director according to this measure;

Termination of Office	227.(a)
A minor, a legally incompetent, a person who has been declared bankrupt as long as such person remains undischarged, shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

	(b)	A person nominated to hold office as director to whom the provisions of subsection (A) apply shall disclose such to the entity appointing him.

Duty of Notice	227A.
A director which no longer fulfills one of the requirements for his office as a director under this Law or there is ground for expiration of his office as a director shall notify the company immediately, and his office shall expire on the date of the notice.

Annex B

Work Experience

Dr. Ariel Halperin (Born 1963) has been serving as the Chairman of the board of directors since December 2016, after previously serving as our director between December 2006 to May 2013. Dr. Halperin is the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and is the founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, Qnergy Inc., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd., Sharon-Laboratories Ltd., Traffilog Ltd. and Designated Holdings Ltd. (Haifa Group Ltd). Dr. Halperin holds a B.A. in Mathematics and Economics and a Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (Born 1971) has been serving as our director since December 2016, after previously serving as our director between December 2006 to March 2012. Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and a managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Scodix Ltd., Telefire Fire and Gas Detectors Ltd., Teletron Ltd., Hamadia Doors Ltd. and Optimax Investments Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (Born 1946) has been serving as our director since December 2016. During 2006, Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), of The Phoenix Holdings Ltd. and of Genenta Science. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972..

Ronald Kaplan (Born 1951) has been serving as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (Born 1959) has been serving as our director since December 2014. He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tsimchi has been a director of Redhill Biopharma (NASDAQ: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components. From 2002 until 2003, Mr. Tsimchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tsimchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Shai Bober (Born 1975) has served as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd. Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki (Born 1983) has served as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.